PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC


                                    Exhibit I

                      HP-OMS Software and Customer Software
                                   Categories


                                      V 6.0

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                     HP-OMS Software and Customer Software
                                   Categories

DOCUMENT INFORMATION

  Project Manager:     Gil Tal

  Customer Project     Na'ama Halperin
  Manager:

  Prepared by:


  Document Version     V 6.0
  No.:

  Preparation Date:    26-10-2003


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


     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                     HP-OMS Software and Customer Software
                                   Categories


TABLE OF CONTENTS
   Document Information.................................................   2
1    SOFTWARE SUPPORT...................................................   4


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


     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                     HP-OMS Software and Customer Software
                                   Categories

1   SOFTWARE SUPPORT

Table 1 details the Software support classification in relation to the Services provided under this agreement. The table defines the duties and responsibilities regarding the following subjects:

    1. Support level by HP-OMS (Full Support/ Make It Work/ Special Support)
    2. Content management responsibilities
    3. The party that will pay for license upgrade
    4. The party that will pay for Software maintenance and 3rd party support contracts

All Software items (HP-OMS Software and/or Customer Software) are classified as one of the 16 Software types as described in Table 1 below.

TABLE1: SOFTWARE SUPPORT

                                                                               MAKE IT
                                                                      FULL      WORK     SPECIAL                          SW
                                                                     SUPPORT   SUPPORT   SUPPORT      LICENSES        MAINTENANCE
                                                         CONTENT     BY HP-    BY HP-     BY HP-      UPGRADE         AND SUPPORT
 #     CLASSIFICATION     TYPE        SOFTWARE ITEM     MANAGEMENT    OMS        OMS       OMS         COST             COST
----   --------------  -------------  ---------------   ----------   --------  --------  -------   --------------    --------------
        Customer       Business       [**]              HP            Yes        -         -       Tecnomatix        Tecnomatix
 1      Software       Applications

                                      Finance
                                      Applications
                                      (e.g. SUN, Kav    Tecnomatix    -          Yes       -       Tecnomatix        Tecnomatix
        Customer       Business       Maarchot,
 2      Software       Applications   Peach Tree)

                                      Other Business
                                      Applications
                                      (e.g.Maximizer,   Tecnomatix    -          Yes       -       Tecnomatix        Tecnomatix
                                      Kupel Reem,
        Customer       Business       Replicom,
 3      Software       Applications   salesforce)

        Customer       Business       [**]              Tecnomatix    -          Yes       -       Tecnomatix        Tecnomatix
 4      Software       Applications

                                      Tecnomatix
                                      Products
                                      (Customer         Tecnomatix    -          -         Yes     Tecnomatix        Tecnomatix
        Customer                      Proprietary
 5      Software       Proprietarily  Software)

                                      Back office
                                      Applications
        HP-OMS-                       (e.g.             HP            Yes        -         -       HP                HP
 6      Software       System         Exchange)

        Customer
 7      Software       System         [**]              Tecnomatix    -          Yes       -       Tecnomatix        Tecnomatix


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


     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                     HP-OMS Software and Customer Software
                                   Categories

                                                                               MAKE IT
                                                                      FULL      WORK     SPECIAL                         SW
                                                                     SUPPORT   SUPPORT   SUPPORT      LICENSES        MAINTENANCE
                                                         CONTENT     BY HP-    BY HP-     BY HP-      UPGRADE         AND SUPPORT
 #     CLASSIFICATION     TYPE        SOFTWARE ITEM     MANAGEMENT    OMS        OMS       OMS         COST             COST
----   --------------  -------------  ---------------   ----------   --------  --------  -------   --------------    --------------
        Customer       System         R&D Tools         Tecnomatix    Yes        -         -       HP                HP
 8      Software                      Microsoft

        Customer       System         [**]              Tecnomatix    -          Yes       -       Tecnomatix        Tecnomatix
 9      Software

        HP-OMS-        System         Desktop
        Software                      Software          HP            Yes        -         -       HP                HP
10                                    Microsoft

        HP-OMS-        System         Desktop
        Software                      Software Non      HP            Yes        -         -       HP                HP
11                                    Microsoft

        HP-OMS-        System         Infrastructure    HP            Yes        -         -       HP                HP
12      Software

        HP-OMS-        System         Operating         HP            Yes        -         -       HP                HP
13      Software                      Systems

        HP-OMS-        System         [**]              N/A           -          -         Yes     HP                HP
14      Software

        HP-OMS-        Other          [**]                                                         According         According to
        Software                                                                                   to the            the
                                                                                                   classification    classification
15                                                      N/A           -          -         Yes     of the item       of the item

        Customer       Other          Personal          Tecnomatix    -          -         Yes     N/A               N/A
16      Software                       Software

        Customer       Other          Software For
        Software                      Supporting
                                      Personal
17                                    Hardware          Tecnomatix    -          -         Yes     N/A               N/A


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